	DLA Piper US LLP
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	Raleigh, North Carolina 27612-2350
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	Robert H. Bergdolt
	robert.bergdolt@dlapiper.com
	T	919.786.2002
	F	919.786.2200

June 15, 2007

Via Courier and EDGAR

Karen J. Garnett, Assistant Director

David H. Roberts, Attorney-Advisor
Division of Corporation Finance

Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4561 CF/AD8
Washington, D.C. 20549

Re:	Cornerstone Growth and Income REIT, Inc.
Amendment No. 2 to Registration Statement on Form S-11
Filed on June 15, 2007
File No. 333-139704

(Confidential, For Use of the Commission Only)

Dear Ms. Garnett and Mr. Roberts:

On behalf of our client, Cornerstone Growth and Income REIT, Inc. (the “Company”), a Maryland Corporation, and pursuant to applicable provisions of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), please find the attached for filing with the Securities and Exchange Commission (the “Commission”) via EDGAR, a complete copy of Amendment No. 2 to the above-referenced Registration Statement on Form S-11 (“Amendment No. 2”).

Amendment No. 2 included revisions in response to the comment letter from the staff of the Commission’s Division of Corporation Finance (the “Staff”) to Terry Roussel of the Company dated April 20, 2007 (the “Comment Letter”).  This letter provides responses to the Comment Letter, with responses keyed to the numbered comments in the Comment Letter.

For the Staff’s convenience, the Company is providing the Staff with four clean copies of Amendment No. 2 along with four additional copies marked to indicate the location of changes from the Company’s Amendment No. 1 to the registration statement filed on March 21, 2007, together with copies of this response letter as filed with the Commission.  The page numbers included in our responses refer to the clean, unmarked version of Amendment No. 2 as filed on EDGAR.

Before responding to the Comment Letter, we would like to explain changes reflected in Amendment No. 2 not prompted by the Staff’s Comment Letter.

•                  The Company filed the following form of agreements as Exhibits to Amendment No. 2: the Dealer-Manager Agreement, the Participating Dealer Agreement, the Advisory Agreement,

the Escrow Agreement, the Operating Partnership Agreement and the Employee and Director Long-Term Incentive Plan.  Prior to requesting effectiveness, the Company will file the tax and legal opinions as exhibits.

•                  For business purposes and in response to certain blue sky comments, the Company, its operating partnership and advisor have all changed their initial entity names from: Cornerstone Institutional Growth REIT, Inc. to Cornerstone Growth and Income REIT, Inc. (for the registrant); Cornerstone Institutional Growth Operating Partnership, L.P. to Cornerstone Growth and Income Operating Partnership, L.P. (for the operating partnership) and CIPLFA Advisors, LLC to Cornerstone Leveraged Realty Advisors, LLC (for the Company’s advisor).

•                  Although the Company did not name its independent directors in Amendment No. 2, it will do so in its next pre-effective amendment to this Form S-11.

We would also like to confirm to the Staff that as of the date of this letter neither the Company nor any broker-dealer has produced any Item 20 of Industry Guide 5 sales literature, but prior to first use, any sales literature will be submitted for Staff review.

Form S-11 Registration Statement

Prospectus Summary

Q:           What conflicts of interest will you and your affiliates face?, page 6

1.                                    We note your response to comment 6.  You state that “[s]ome of our executive officers and our director control our advisor and other entities affiliated with our advisor, including our dealer-manager.” Please revise to identify the executive officers.

Response:              The Company revised its disclosure to identify its President and director, Terry Roussel and Senior Vice President and Secretary, Alfred Pizzurro, as the two officers who indirectly control the Company’s advisor and control and own the dealer manager.

Q:           What is the ownership structure of the Cornerstone entities and how are they affiliated?, page 7

2.                                    We note your response to comment 10.  Please revise to define the abbreviation TRS.

Response:              Per the Staff’s request, the Company has footnoted its organization chart to define TRS as a taxable REIT subsidiary.

Management, page 39

3.                                    We note your response to comment 17.  Please revise your description of Mr. Peterson’s business experience to briefly describe his experience from September 2005 through December 2006.  Refer to Item 401(e) of Regulation S-K.

Response:              In accordance with the Staff’s comment, the Company revised Mr. Peterson’s business experience disclosure to clarify that he has been the Company’s Chief Investment Officer and Chief Investment Officer of the Company’s advisor since December 2006.  Since 2004, Mr. Peterson has also served as the Chief Investment Officer of both Cornerstone Core Properties REIT, Inc. and its advisor.  In September 2005, Mr. Peterson joined Cornerstone Ventures, Inc. as a full-time employee.  Prior to joining Cornerstone Ventures, Inc. on a full-time basis, Mr. Peterson served as a consultant to Cornerstone Ventures, Inc. beginning in November 2004 and as a director of Cornerstone Ventures, Inc. since 1998.

Mr. Peterson is responsible for overseeing Cornerstone’s real estate activities including acquisitions, asset management and asset disposition.  In addition to Mr. Peterson’s employment with Cornerstone, from November 2003 through September 2005, Mr. Peterson was a principal with RCP Realty Advisors, a private real estate investment firm which acquired properties on behalf of high net worth individuals.  Mr. Peterson was previously Executive Vice President of Acquisitions and Dispositions for Koll Bren Schreiber Realty Advisors (“KBS”). In his capacity with KBS, Mr. Peterson was the individual responsible for identifying, underwriting, acquiring and disposing of real estate opportunities in the western half of the United States for KBS. Mr. Peterson was with KBS since its inception in 1992 until 2003.

As counsel to the Company, we greatly appreciate the Staff’s assistance in timely processing this filing.  If you should have any questions about this letter or require any further information, please call Neil Miller at (202) 861-3860 or me at (919) 786-2002.

Very truly yours,

DLA Piper US LLP

/s/ Robert H. Bergdolt

Robert H. Bergdolt
Partner

Cc:	Daniel Gordon, Accounting Branch Chief
Jessica Barberich, Staff Accountant
Terry Roussel, Cornerstone Growth and Income REIT, Inc.